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                                                Filed by VINA Technologies, Inc.
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933

                          Subject Company: Woodwind Communications Systems, Inc.

                                                    Commission File No.: 0-31093

     Except for the historical information contained herein, the matters set forth in this filing are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially. Risks and uncertainties to which VINA is subject as a result of the announced transaction may include, but are not limited to, integration of Woodwind's products, technologies and employees with VINA's, market acceptance of Woodwind's products, delays in the adoption of new technologies, such as Voice-over-DSL, enabled by Woodwind's products, unanticipated liabilities or expenditures and timely satisfaction of customary pre-closing conditions. For a discussion of other risks that could affect VINA's business and financial results, see VINA's reports filed with the SEC, including its final prospectus dated August 10, 2000. VINA disclaims any obligation to update these forward-looking statements.

     Under certain conditions, VINA may be required to file a proxy statement/prospectus concerning the proposed merger with the SEC.
Securityholders of Woodwind are urged to read the materials to be provided concerning the proposed merger, including any proxy statement/prospectus, because such materials will contain important information about the merger. If a proxy statement/prospectus is filed with the SEC, it will be available at the SEC's website at http://www.sec.gov.

     The following is a press release of October 31, 2000 issued by VINA Technologies, Inc. concerning the transaction between VINA Technologies, Inc. and Woodwind Communications Systems, Inc.

VINA TECHNOLOGIES EXPANDS ITS SUITE OF MULTI-SERVICE BROADBAND ACCESS SOLUTIONS WITH ACQUISITION OF WOODWIND COMMUNICATIONS SYSTEMS

MARRIAGE OF TWO BROADBAND ACCESS COMPANIES EXPECTED TO RESULT IN FASTER DEPLOYMENT OF VOICE-OVER-BROADBAND ACCESS SOLUTIONS TO CARRIERS TARGETING SMALL TO MEDIUM SIZED BUSINESSES (SMBS)

NEWARK, Calif. - Oct. 31, 2000 - VINA Technologies, Inc. (Nasdaq: VINA), a leading architect of innovative multiservice broadband access solutions, today announced a definitive agreement to acquire Woodwind Communications Systems, Inc., a leading provider of voice-over-broadband (VoBB) network edge access solutions, based in the Greater Washington Technology Corridor.



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VINA Technologies will acquire Woodwind Communications in a purchase accounting transaction for 4,950,000 VINA shares including stock options assumed by VINA. Completion of the transaction is subject to customary conditions and is expected to close within 60 to 90 days. Woodwind will continue to operate out of its current Germantown, Maryland location.

VINA and Woodwind are synergistic broadband access companies that share a commitment to offer service provider customers protection for their existing network investments and a smooth migration path from today's network to the network of the future, regardless of network, transport or protocol. The acquisition of Woodwind is in keeping with VINA's goal to "build a great company one great person at a time" as the two companies already share a similar culture and philosophy.

"Our service provider customers are telling us that they must be able to deliver value-added bundled services in order to stay competitive," said Steve Bauman, chief executive officer, VINA Technologies. "The merger of our two companies accelerates our ability to deliver these differentiating services in an end-to-end solution that is both interoperable and scalable."

"We are very excited to join forces with VINA which already shares a number of our customers and partners," stated Richard Berger, president and chief executive officer of Woodwind Communications. "Our products integrate beautifully with VINA's existing product suite and we look forward to leveraging VINA's established customer base, superior service and support, and organizational infrastructure."

Woodwind's software-based network edge solutions are targeted at the small business and remote office, enabling the service provider to deliver toll quality voice integrated with data traffic over ATM, Frame Relay or IP networks. These solutions are interoperable with a broad range of equipment (DSLAMs, Voice Gateways, ATM switches) and multiple infrastructure technologies (ATM, Frame Relay, IP). Like Woodwind, VINA Technologies creates technology-agnostic, multiservice broadband access solutions that are geared toward the small- to medium-sized business market. With VINA solutions, service providers can converge voice and data on their existing network infrastructures and quickly implement new value-added services that can result in increased competitiveness, profitability and customer satisfaction.

Today's announcement enables VINA to round out its current product line to include Woodwind's Voice-over-Packet access solutions that are geared toward businesses with 8-12 phone lines. As a result, VINA is now positioned to take advantage of the market for Voice-over-DSL (VoDSL) services that is poised for significant growth, particularly in the SMB market segment. With VoDSL-enabled services, providers can roll out value-based solutions that include integrated local calling, long distance and Internet access to the small/very small business market segment. Many of these businesses are not currently deploying T1 lines, but they require a cost-effective, integrated data/voice communications package. For service providers who have already invested heavily in ATM technology, the addition of a Voice-over-ATM (VoATM) solution that supports up


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to 12 lines will enable VINA to offer a richer, more comprehensive portfolio of
ATM solutions.

In the future, VINA will be able to deliver an even broader suite of next generation voice-over-broadband solutions through the addition of Woodwind's engineering expertise that includes voice-over-IP.

Currently, the VINA product family includes the VINA Integrator-300TM, the VINA Integrator-350TM, the VINA Multiservice XchangeTM, and the eLink-200TM in addition to a suite of value-added services that include Business OfficeXchangeTM (BOX), Local Call RoutingTM (LCR) and Service Level AgreementTM
(SLA). The VINA product family will now include Woodwind's integrated access solutions and will be branded, marketed, and sold by VINA as the VINA eLink-100TM (formerly Piccolo) and the VINA MX-400TM (formerly ClariNet). These new product offerings have been tested for interoperability with VINA's current product line and will be available to customers as early as next month.

CONFERENCE CALL

A conference call regarding the acquisition will be held on Tuesday, October 31 at 8:30 a.m. EST/ 5:30 a.m. PST. To participate in the call, please dial 312-470-0188. A replay of the call will be available for one week by dialing 402-998-0503. You may also access the call by visiting VINA's web site at www.vina-tech.com.

THE VINA ELINK-100 (FORMERLY PICCOLO)

The VINA eLink-100 is an eight-port platform that addresses the needs of the strongest segment of the DSL market and provides high-speed, continuous Internet access, public (PSTN) voice/facsimile services and LAN interconnect using ATM, and Frame Relay over xDSL delivery technologies. The product supports advanced voice services such as local station-to-station, voice compression, silence suppression and echo cancellation, as well as web-based system configuration and system version download.

THE VINA MX-400 (FORMERLY CLARINET)

The VINA MX-400 blends unprecedented service migration and deployment ease with a single point of connectivity for the delivery of highly integrated network services. These services include broadband, continuous Internet access, public
(PSTN) and private voice/facsimile services and private data services using Frame Relay, ATM or IP over XDSL or T1 delivery technologies. The VINA MX-400 provides toll quality voice for offices of 4 - 100 employees on a single platform.

ABOUT WOODWIND COMMUNICATIONS


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Based in the Greater Washington Technology Corridor, Woodwind Communications
Systems is a venture funded network access company dedicated to solving the economic and technical challenges of service providers integrating voice, Internet and data services for the small business and remote office marketplace. Woodwind's family of integrated access devices offers a low cost yet powerful network edge solution for Voice over DSL, as well as a future-proof solution for service providers in need of offering multiservice access from the small business and remote office. Woodwind's unprecedented deployment ease and superior ability to interoperate with multiple vendor equipment (DSLAMs, Voice Gateways, ATM switches) and multiple infrastructure technologies (ATM, Frame Relay, IP) protect the service provider from technology obsolescence while maximizing their access to the broadest possible market. http://www.woodwindcom.com.

ABOUT VINA TECHNOLOGIES

VINA Technologies creates broadband access solutions that allow communications service providers to extend the benefits of their core-network technology to the technologically underserved edge of the network. By converging voice and data on existing network infrastructures, service providers can quickly implement new value-added services, reduce operational costs and increase their revenue opportunities. With VINA solutions, service providers can protect their investment in their existing networks while migrating from circuit-switched to packet-switched communications. VINA solutions are protocol-independent, enabling customers to migrate smoothly from existing technologies such as TDM to emerging technologies such as ATM or IP on one open, scalable platform.

For more information about VINA Technologies, visit http://www.vina-tech.com. VINA Technologies' headquarters is located at 39745 Eureka, Newark, CA 94560; telephone: 1-888-774-VINA. (Nasdaq: VINA)

Except for the historical information contained herein, the matters set forth in this press release are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially. Risks and uncertainties to which VINA is subject as a result of the announced transaction may include, but are not limited to, integration of Woodwind's products, technologies and employees with VINA's, market acceptance of Woodwind's products, delays in the adoption of new technologies, such as Voice-over-DSL, enabled by Woodwind's products, unanticipated liabilities or expenditures and timely satisfaction of customary pre-closing conditions. For a discussion of other risks that could affect VINA's business and financial results, see VINA's reports filed with the SEC, including its final prospectus dated August 10, 2000. VINA disclaims any obligation to update these forward-looking statements.


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Under certain conditions, VINA may be required to file a proxy statement/prospectus concerning the proposed merger with the SEC.
Securityholders of Woodwind are urged to read the materials to be provided concerning the proposed merger, including any proxy statement/prospectus, because such materials will contain important information about the merger. If a proxy statement/prospectus is filed with the SEC, it will be available at the SEC's website at http://www.sec.gov.

The VINA Integrator-300, VINA Integrator-350, VINA Multiservice Xchange, VINA eLink-100/200, the VINA MX-400, Business OfficeXchange (BOX), Local Call Routing
(LCR) and Service Level Agreement (SLA) are registered trademarks of VINA Technologies. All other trademarks are the property of their respective owners.